UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Unaudited Interim Financial Statements and Notes

On December 26, 2025, YY Group Holding Limited (the “Company”) reported its financial results for the six months ended June 30, 2025. The Company hereby furnishes the following documents as exhibits to this report: “Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2025”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Press Release”.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements and Notes of YY Group Holding Limited for the Six Months Ended June 30, 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: December 29, 2025	By:	/s/ Fu Xiaowei
Fu Xiaowei
Chief Executive Officer

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